UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Technip Energies N.V.

(Name of Issuer)

Ordinary Shares, €0.01 nominal value per share

(Title of Class of Securities)

87854Y109

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 53 89 87 89

With copies to:

Pierre-Yves Chabert

Cleary Gottlieb Steen & Hamilton LLP

12, rue de Tilsitt

75008 Paris, France

Telephone: +33 1 40 74 68 00

Facsimile: +33 1 40 74 68 88

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87854Y109

1.	Names of Reporting Persons. Bpifrance Participations S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,412,567
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,412,567
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,412,567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%[1]
14.	Type of Reporting Person OO

1 Based on 179,827,459 Ordinary Shares, €0.01 nominal value per share (the “Ordinary Shares”) of Technip Energies N.V. (the “Issuer”) issued as of March 22, 2021, as reported in Euronext Corporate Event Notice number PAR_20210318_07140_EUR, dated March 18, 2021 (the “Euronext Notice”).

CUSIP No. 87854Y109

1.	Names of Reporting Persons. Caisse des Dépôts et Consignations
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 228,847
	8.	Shared Voting Power 12,412,567
	9.	Sole Dispositive Power 228,847
	10.	Shared Dispositive Power 12,412,567
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,641,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%[2]
14.	Type of Reporting Person OO

2 Based on 179,827,459 Ordinary Shares issued as of March 22, 2021, as reported in the Euronext Notice.

CUSIP No. 87854Y109

1.	Names of Reporting Persons. EPIC Bpifrance
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,412,567
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,412,567
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,412,567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%[3]
14.	Type of Reporting Person OO

3 Based on 179,827,459 Ordinary Shares issued as of March 22, 2021, as reported in the Euronext Notice.

CUSIP No. 87854Y109

1.	Names of Reporting Persons. Bpifrance S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,412,567
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,412,567
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,412,567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%[4]
14.	Type of Reporting Person OO

4 Based on 179,827,459 Ordinary Shares issued as of March 22, 2021, as reported in the Euronext Notice.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D previously filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on April 9, 2021, (the “Original Schedule 13D” and, as amended and supplemented by Amendment No. 1, the “Schedule 13D”). This Schedule 13D relates to the ordinary shares, €0.01 nominal value per share (“Ordinary Shares”), of Technip Energies N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Issuer”).

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”), (iii) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (iv) Bpifrance S.A.. Bpifrance Participations, CDC, EPIC and Bpifrance S.A. are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations S.A., EPIC and Bpifrance S.A. is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public investment entity specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is wholly-owned by Bpifrance S.A., a French credit institution. CDC and EPIC each hold 49.2% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance.

As of the date hereof, (i) Bpifrance Participations holds directly 12,412,567 Ordinary Shares and (ii) CDC holds directly 228,847 Ordinary Shares. As of the date hereof, neither Bpifrance S.A. nor EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 12,412,567 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owner of 12,412,567 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to the Original Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, (i) Bpifrance Participations holds directly 12,412,567 Ordinary Shares, which represents approximately 6.9% of the Issuer’s Ordinary Shares and (ii) CDC holds directly 228,847 Ordinary Shares, which represents approximately 0.1% of the Issuer’s Ordinary Shares. As of the date hereof, neither Bpifrance S.A. nor EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 12,412,567 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations.  CDC and EPIC may be deemed to be the beneficial owner of 12,412,567 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A. In the aggregate, CDC may be deemed to be the beneficial owner of 12,641,414 Ordinary Shares, directly and indirectly (through its joint ownership and control of Bpifrance S.A.).

(a)       See also the information contained on the cover pages of this Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 179,827,459 Ordinary Shares of the Issuer issued as of March 22, 2021, as reported in the Euronext Notice.

(b)       See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)       On April 8, 2021, CNP Assurances sold 21 Ordinary Shares in a transaction on Euronext Paris at a price per share of EUR 12.365.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 1 amends and supplements Item 6 of the Original Schedule 13D by adding the following:

On May 6, 2021, the Issuer, TechnipFMC and Bpifrance Participations entered into an amendment to the Relationship Agreement (the “RA Amendment”), effective as of April 20, 2021, pursuant to which Bpifrance Participations agreed that, if it owns less than 18% of the outstanding Ordinary Shares, it will only be entitled to propose one nominee to serve on the Board at any general or extraordinary general meeting occurring prior to a vote on the Issuer’s annual financial statements of the fiscal year following the year in which the Distribution Date occurs.  Prior to the RA Amendment, Bifrance Participations would have had the right, regardless of the number of Ordinary Shares it owned, to propose two nominees to serve on the Board during that period.  The RA Amendment did not otherwise amend Bpifrance Participations right to propose to the Board (i) two nominees, so long as it owns at least 18% of the Ordinary Shares, and (ii) one nominee, so long as it owns at least 5%, but less than 18%, of the Ordinary Shares. The RA Amendment is attached as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.4       Amendment No. 1 to Relationship Agreement, dated as of May 6, 2021, by and among the Issuer, Bpifrance Participations and TechnipFMC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2021

Bpifrance Participations S.A.

By:	/s/ Sophie Paquin*
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Caisse Des Dépôts et Consignations

By:	/s/ Laurence Giraudon**
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer Finance and Operations Department Asset Management Division

Epic Bpifrance

By:	/s/ Sophie Paquin***
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione****
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

* Sophie Paquin is signing on behalf of Bpifrance Participations SA. by power of attorney previously filed with the Securities and Exchange Commission on February 8, 2018 as Exhibit 1 to Schedule 13D, and hereby incorporated herein by reference.

** Laurence Giraudon is signing on behalf of Caisse des Dépôts et Consignations by virtue of a decision dated February 8, 2021 filed as Exhibit 1 hereto, incorporated herein by reference.

***Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G, and hereby incorporated herein by reference.

**** Boubakar Dione is signing on behalf of Bpifrance S.A. by power of attorney previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 2 to Schedule 13D, and hereby incorporated herein by reference.

Free translation for information purposes only

FREE TRANSLATION OF
EXCERPTS FROM THE DECISION

 SUB-DELEGATING SIGNATURE AUTHORITY FOR

THE DEPARTMENT IN CHARGE OF ASSET MANAGEMENT OF

CAISSE DES DÉPÔTS ET CONSIGNATIONS

Dated: February 8, 2021

Caisse des dépôts et des Consignations

Decision dated February 8, 2021 sub-delegating power of signature for the department in charge of asset management (direction chargée des Gestions d’actifs) of the Caisse des dépôts et consignations.

DEPARTMENT IN CHARGE OF ASSET MANAGEMENT

OF THE CAISSE DES DEPOTS ET CONSIGNATIONS

The Director of the department in charge of asset management (directeur de la direction chargée des Gestions d’actifs) of the Caisse des dépôts et consignations,

Having regard to Title X of the Finance Act of April 28, 1816, as amended;

Having regard to the French Monetary and Financial Code, in particular Articles L. 211-1, L. 518-2 et seq. and R. 518-0 et seq.;

Having regard to the executive order dated May 18, 2020 on the organization of the Caisse des dépôts et consignations;

Having regard to the executive order dated February 8, 2021 delegating power of signature for the department in charge of the savings fund and for the department in charge of asset management (direction chargée du Fonds d’épargne et de la direction chargée des Gestions d’actifs) of the Caisse des dépôts et consignations, in particular its Article 2;

Decides,

Art. 1 — Within the limits of the attributions of their respective departments, sub-delegation is given to Mr. Joël Prohin, in charge of the investment management department (responsable du département gestion des placements) and to Mrs. Laurence Giraudon, head of the finance and operations department (responsable du département finance et operations), in order to sign on behalf of the General Manager (directeur général), any acts within the limit of the attributions of their respective departments of the department in charge of asset management, including:

1° acts relating to the management of financial assets of the savings fund and management of financial assets of the general section, including, with faculty to substitute or give mandate, notarized acts relating to investment portfolios;

2° acts relating to the financial operations processed by the intermediation service on behalf of the general section, in particular the management of treasury assets, the related derivatives and repurchase transactions, and macro-hedging operations;

[…]

Mr. Joel Prohin and Ms. Laurence Giraudon are empowered to represent the Caisse des dépôts et consignations at meetings of board of directors, supervisory boards and shareholders’ meetings, or at the meetings of any other corporate body of companies or entities, whether or not such company or entity are legal persons, of French or non-French nationality, the monitoring of which lies within the competence of the department in charge of asset management.

[…]

Olivier Mareuse